American National Bankshares Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share and per share data)
Unaudited

		March 31	
ASSETS		2014	2013
Cash and due from banks	$	25,880	$ 15,365
Interest-bearing deposits in other banks		45,466	42,280
Securities available for sale, at fair value		349,123	341,176
Restricted stock, at cost		4,529	4,876
Loans held for sale		1,389	4,395
Loans		783,369	792,513
Less allowance for loan losses		(12,614)	(12,528)
Net Loans		770,755	779,985
Premises and equipment, net		23,359	24,297
Other real estate owned, net		3,233	5,822
Goodwill		39,043	39,043
Core deposit intangibles, net		2,828	4,240
Bank owned life insurance		14,845	14,391
Accrued interest receivable and other assets		19,352	18,193
Total assets	$	1,299,802	$ 1,294,063
Liabilities			
Demand deposits -- noninterest-bearing	$	218,795	$ 210,201
Demand deposits -- interest-bearing		170,894	154,407
Money market deposits		194,528	173,724
Savings deposits		89,024	83,966
Time deposits		378,008	415,450
Total deposits		1,051,249	1,037,748
Customer repurchase agreements		34,153	46,666
Long-term borrowings		9,919	10,047
Trust preferred capital notes		27,444	27,343
Accrued interest payable and other liabilities		6,538	7,227
Total liabilities		1,129,303	1,129,031
Shareholders' equity			
Preferred stock, $5 par, 2,000,000 shares authorized,			
none outstanding		-	-
Common stock, $1 par, 10,000,000 shares authorized,			
7,905,243 shares outstanding at March 31, 2014. and			
7,862,701 shares outstanding at March 31, 2013 and		7,905	7,863
Capital in excess of par value		58,202	57,341
Retained earnings		100,721	92,933
Accumulated other comprehensive income, net		3,671	6,895
Total shareholders' equity		170,499	165,032
Total liabilities and shareholders' equity	$	1,299,802	$ 1,294,063

American National Bankshares Inc. and Subsidiaries
Consolidated Statements of Income
(Dollars in thousands, except share and per share data)

Unaudited

	Three Months Ended March 31	
	2014	2013
Interest and Dividend Income:		
Interest and fees on loans	$ 9,847	$ 11,395
Interest and dividends on securities:		
Taxable	964	878
Tax-exempt	1,035	1,052
Dividends	75	55
Other interest income	33	29
Total interest and dividend income	11,954	13,409
Interest Expense:		
Interest on deposits	1,229	1,436
Interest on short-term borrowings	2	21
Interest on long-term borrowings	80	82
Interest on trust preferred capital notes	184	188
Total interest expense	1,495	1,727
Net Interest Income	10,459	11,682
Provision for loan losses	-	294
Net Interest Income After Provision		
for Loan Losses	10,459	11,388
Noninterest Income:		
Trust fees	1,122	588
Service charges on deposit accounts	413	409
Other fees and commissions	444	459
Mortgage banking income	263	718
Securities gains (losses), net	39	198
Other	422	398
Total noninterest income	2,703	2,770
Noninterest Expense:		
Salaries	3,538	3,439
Employee benefits	975	899
Occupancy and equipment	936	916
FDIC assessment	164	161
Bank franchise tax	222	187
Core deposit intangible amortization	331	420
Data processing	348	277
Software	262	212
Foreclosed real estate, net	16	243
Other	1,631	1,564
Total noninterest expense	8,423	8,318
Income Before Income Taxes	4,739	5,840
Income Taxes	1,289	1,689
Net Income	$ 3,450	$ 4,151
Net Income Per Common Share:		
Basic	$ 0.44	$ 0.53
Diluted	$ 0.44	$ 0.53
Average Common Shares Outstanding:		
Basic	7,904,759	7,861,991
Diluted	7,917,601	7,871,508

American National Bankshares Inc. and Subsidiaries
Financial Highlights

(In thousands, except share, ratio and nonfinancial data, unaudited)	1st Qtr 2014	4th Qtr 2013	1st Qtr 2013	YTD 2014	YTD 2013
EARNINGS					
Interest income	$ 11,954	$ 13,094	$ 13,409	$ 11,954	$ 13,409
Interest expense	1,495	1,589	1,727	1,495	1,727
Net interest income	10,459	11,505	11,682	10,459	11,682
Provision for loan losses	-	-	294	-	294
Noninterest income	2,703	2,604	2,770	2,703	2,770
Noninterest expense	8,423	9,904	8,318	8,423	8,318
Income taxes	1,289	1,062	1,689	1,289	1,689
Net income	3,450	3,143	4,151	3,450	4,151
PER COMMON SHARE					
Earnings per share - basic	$ 0.44	$ 0.40	$ 0.53	$ 0.44	$ 0.53
Earnings per share - diluted	0.44	0.40	0.53	0.44	0.53
Cash dividends paid	0.23	0.23	0.23	0.23	0.23
Book value per share	21.57	21.23	20.99	21.57	20.99
Book value per share - tangible (a)	16.27	15.89	15.48	16.27	15.48
Closing market price	23.52	26.25	21.56	23.52	21.56
FINANCIAL RATIOS					
Return on average assets	1.06%	0.95%	1.28%	1.06%	1.28
Return on average equity	8.12	7.50	10.09	8.12	10.09
Return on average tangible equity (b)	11.54	10.86	14.71	11.54	14.71
Average equity to average assets	13.05	12.67	12.69	13.05	12.69
Tangible equity to tangible assets (a)	10.23	9.91	9.73	10.23	9.73
Net interest margin, taxable equivalent	3.71	4.00	4.19	3.71	4.19
Efficiency ratio	61.82	72.76	55.74	61.82	55.74
Effective tax rate	27.20	22.77	28.92	27.20	28.92
PERIOD-END BALANCES					
Securities	$ 349,123	$ 351,013	$ 346,052	$ 349,123	$ 346,052
Loans held for sale	1,389	2,760	4,395	1,389	4,395
Loans, net of unearned income	783,369	794,671	792,513	783,369	792,513
Goodwill and other intangibles	41,871	42,202	43,283	41,871	43,283
Assets	1,299,802	1,307,512	1,294,063	1,299,802	1,294,063
Assets - tangible (a)	1,257,931	1,265,310	1,250,780	1,257,931	1,250,780
Deposits	1,051,249	1,057,675	1,037,748	1,051,249	1,037,748
Customer repurchase agreements	34,153	39,478	46,666	34,153	46,666
Long-term borrowings	37,363	37,370	37,390	37,363	37,390
Shareholders' equity	170,499	167,551	165,032	170,499	165,032
Shareholders' equity - tangible (a)	128,628	125,349	121,749	128,628	121,749
AVERAGE BALANCES					
Securities	$ 345,152	$ 350,974	$ 326,348	$ 345,152	$ 326,348
Loans held for sale	2,032	1,669	8,910	2,032	8,910
Loans, net of unearned income	788,419	793,007	782,346	788,419	782,346
Interest-earning assets	1,186,904	1,206,058	1,171,424	1,186,904	1,171,424
Goodwill and other intangibles	42,077	42,404	43,552	42,077	43,552
Assets	1,302,639	1,322,242	1,296,250	1,302,639	1,296,250
Assets - tangible (a)	1,260,562	1,279,838	1,252,698	1,260,562	1,252,698
Interest-bearing deposits	830,229	829,753	823,822	830,229	823,822
Deposits	1,051,614	1,063,920	1,038,135	1,051,614	1,038,135
Customer repurchase agreements	37,797	47,220	50,296	37,797	50,296
Long-term borrowings	37,373	37,380	37,399	37,373	37,399
Shareholders' equity	170,046	167,545	164,520	170,046	164,520
Shareholders' equity - tangible (a)	127,969	125,141	120,968	127,969	120,968

American National Bankshares Inc. and Subsidiaries
Financial Highlights

(In thousands, except share, ratio and nonfinancial data, unaudited)	1st Qtr 2014	4th Qtr 2013	1st Qtr 2013	YTD 2014	YTD 2013
CAPITAL					
Average shares outstanding - basic	7,904,759	7,887,811	7,861,991	7,904,759	7,861,991
Average shares outstanding - diluted	7,917,601	7,901,198	7,871,508	7,917,601	7,871,508
ALLOWANCE FOR LOAN LOSSES					
Beginning balance	$ 12,600	$ 12,684	$ 12,118	$ 12,600	$ 12,118
Provision for loan losses	0	0	294	0	294
Charge-offs	(73)	(208)	(287)	(73)	(287)
Recoveries	87	124	403	87	403
Ending balance	$ 12,614	$ 12,600	$ 12,528	$ 12,614	$ 12,528
LOANS					
Construction and land development	$ 40,458	$ 41,822	$ 45,327	$ 40,458	$ 45,327
Commercial real estate	358,362	364,616	361,406	358,362	361,406
Residential real estate	170,517	171,917	163,920	170,517	163,920
Home equity	89,081	87,797	88,356	89,081	88,356
Commercial and industrial	119,042	122,553	127,028	119,042	127,028
Consumer	5,909	5,966	6,476	5,909	6,476
Total	$ 783,369	$ 794,671	$ 792,513	$ 783,369	$ 792,513
NONPERFORMING ASSETS AT PERIOD-END					
Nonperforming loans:					
90 days past due and accruing	$ -	$ -	$ -	$ -	$ -
Nonaccrual	5,557	5,071	5,185	5,557	5,185
Foreclosed real estate	3,233	3,422	5,822	3,233	5,822
Nonperforming assets	$ 8,790	$ 8,493	$ 11,007	$ 8,790	$ 11,007
ASSET QUALITY RATIOS					
Allowance for loan losses to total loans	1.61	1.59	1.58	1.61	1.58
Allowance for loan losses to nonperforming loans	226.99	248.47	241.62	226.99	241.62
Nonperforming assets to total assets	0.68	0.65	0.85	0.68	0.85
Nonperforming loans to total loans	0.71	0.64	0.65	0.71	0.65
Annualized net charge-offs (recoveries) to average loans	(0.01) %	0.04%	(0.06) %	(0.01)%	(0.06) %
OTHER DATA					
Fiduciary assets at period-end (c)	$ 435,635	$ 442,583	$ 418,413	$ 435,635	$ 418,413
Retail brokerage assets at period-end (c)	$ 189,130	$ 185,810	$ 164,961	$ 189,130	$ 164,961
Number full-time equivalent employees (d)	292	290	292	292	292
Number of full service offices	25	25	25	25	25
Number of loan production offices	2	2	2	2	2
Number of ATM's	31	31	31	31	31

Notes:

(a) - Excludes goodwill and other intangible assets
(b) - Excludes amortization expense, net of tax, of intangible assets
(c) - Market value
(d) - Average for quarter
(e) - The efficiency ratio is calculated by dividing noninterest expense excluding gains or losses on the sale of OREO by net interest income including tax equivalent income on nontaxable loans and securities and excluding (a) gains or losses on securities and (b) gains or losses on sale of premises and equipment.

Net Interest Income Analysis
For the Three Months Ended March 31, 2014 and 2013
(in thousands, except rates)

	Average Balance		Interest Income/Expense		Yield/Rate	
	2014	2013	2014	2013	2014	2013
Loans:						
Commercial	$ 120,707	$ 123,615	$ 1,472	$ 1,590	4.95%	5.22%
Real estate	664,772	661,538	8,296	9,728	4.99	5.88
Consumer	4,972	6,103	89	110	7.26	7.31
Total loans	790,451	791,256	9,857	11,428	5.00	5.79
Securities:						
Federal agencies & GSEs	68,356	46,006	178	116	1.04	1.01
Mortgage-backed & CMOs	66,631	79,432	403	380	2.42	1.91
State and municipal	193,542	189,056	1,899	1,932	3.92	4.09
Other	16,623	11,854	127	95	3.06	3.21
Total securities	345,152	326,348	2,607	2,523	3.02	3.09
Deposits in other banks	51,301	53,820	33	29	0.26	0.22
Total interest-earning assets	1,186,904	1,171,424	12,497	13,980	4.22	4.78
Non-earning assets	115,735	124,826				
Total assets	$ 1,302,639	$ 1,296,250				
Deposits:						
Demand	$ 168,080	$ 154,555	22	32	0.05	0.08
Money market	192,871	172,481	75	93	0.16	0.22
Savings	86,898	82,696	14	20	0.07	0.10
Time	382,380	414,090	1,118	1,291	1.19	1.26
Total deposits	830,229	823,822	1,229	1,436	0.60	0.71
Customer repurchase agreements	37,797	50,296	2	21	0.02	0.17
Long-term borrowings	37,373	37,399	264	270	2.83	2.89
Total interest-bearing liabilities	905,399	911,517	1,495	1,727	0.67	0.77
Noninterest bearing demand deposits	221,385	214,313				
Other liabilities	5,809	5,900				
Shareholders' equity	170,046	164,520				
Total liabilities and shareholders' equity	$ 1,302,639	$ 1,296,250				
Interest rate spread					3.55%	4.01%
Net interest margin					3.71%	4.19%
Net interest income (taxable equivalent basis)			11,002	12,253		
Less: Taxable equivalent adjustment			543	571		
Net interest income			$ 10,459	$ 11,682		